Exhibit 99.1

Siyata Mobile Interview to Air on Bloomberg U.S. on the RedChip Money Report®

VANCOUVER, BC / ACCESSWIRE / May 26, 2022 / Siyata Mobile (NASDAQ: SYTA), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that an interview with CEO Marc Seelenfreund will air on The RedChip Money Report® on Bloomberg TV, this Saturday, May 28th, at 7 p.m. Eastern Time (ET). Bloomberg TV is available in an estimated 73 million homes across the United States.

The RedChip Money Report® is produced by RedChip Companies Inc., an international Investor Relations and media firm with 30 years’ experience focused on Discovering Tomorrow’s Blue Chips Today™. “The RedChip Money Report®" delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA" and its warrants trade under the symbol "SYTAW".

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "aims," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
SYTA@redchip.com

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

--END--